NEWS RELEASE

TSX: ELD NYSE: EGO

Eldorado Reports Third Quarter 2016 Results

VANCOUVER, October 27, 2016 – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reported the Company’s financial and operational results for the third quarter ended September 30, 2016.

Third Quarter Summary (including discontinued operations)

•	Gold production totaled 117,782 ounces (2015: 183,226 ounces).
•	Average cash costs of $566 per ounce; all-in sustaining cash costs averaged $890 per ounce.
•	Revenues totaled $156.0 million on sales of 116,882 ounces of gold.
•	Average realized price of $1,335 per ounce of gold.
•	Profit attributable to shareholders was $20.7 million or $0.03 per share (2015: loss of $96.1 million or $0.13 per share).
•	Cash flow generated cash from operating activities of continuing operations before changes in non-cash working capital of $40.5 million.
•	Total liquidity at quarter-end of $652.4 million, including $412.4 million in cash, cash equivalents and term deposits, and $240.0 million in undrawn lines of credit. Cash of $42.8 million reported under “Assets held for sale” in the balance sheet is included in the cash figure above.
•	Hosted the inaugural Investor and Analyst day, outlining plans and guidance for the portfolio through 2020.
•	Exploration highlights from Serbia, Brazil and Romania.
•	2016 guidance of 495,000 ounces of gold at all-in sustaining costs of $915 per ounce. This reflects the completed sale of the Jinfeng mine in September and the planned completion of the sale of the White Mountain and Tanjianshan mines by mid-November.
•	Board appointment of Dr. George Albino post quarter-end.

“Our Company has undergone a significant amount of change over the last 12 months with the sale of the Chinese assets,” stated Paul Wright, President and Chief Executive Officer of Eldorado Gold. “Our business and growth plan, as presented at the Investor and Analyst Day in September, is on track and we are confident that the Company will be transformed over the next three years as we bring online our portfolio of long lived, low cost assets.”

Throughout this press release we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non IFRS measures. Please see our MD&A for an explanation and discussion of these non IFRS measures. All dollar amounts in US$, unless stated otherwise.

1

Review of Financial Results

Continuing Operations

Summarized financial results from continuing operations– millions, except where noted	3 months ended Sept 30,		9 months ended Sept 30,
	2016	2015	2016	2015
Revenues	$116.2	$112.4	$318.0	$370.1
Gold revenues	$98.4	$107.2	$287.2	$340.8
Gold sold (ounces)	73,740	95,913	226,346	289,747
Average realized gold price (per ounce)	$1,334	$1,118	$1,269	$1,176
Cash operating costs (per ounce sold)	$468	$527	$492	$542
Total cash cost (per ounce sold)	$486	$539	$509	$557
All-in sustaining cash cost (per ounce sold)	$777	$787	$816	$787
Gross profit from gold mining operations	$45.8	$35.0	$119.2	$123.2

Including Discontinued Operations

Summarized financial results including discontinued operations– millions, except where noted	3 months ended Sept 30,		9 months ended Sept 30,
	2016	2015	2016	2015
Gold revenues	$156.0	$206.2	$478.6	$634.4
Gold sold (ounces)	116,882	182,124	378,439	534,000
Average realized gold price (per ounce)	$1,335	$1,132	$1,265	$1,188
Cash operating costs (per ounce sold)	$566	$552	$593	$547
Total cash cost (per ounce sold)	$607	$609	$640	$601
All-in sustaining cash cost (per ounce sold)	$890	$835	$904	$819
Gross profit from gold mining operations	$64.6	$53.1	$159.2	$191.7
Adjusted net earnings/(loss)	$33.5	($4.0)	$44.6	$32.5
Net profit (loss) attributable to shareholders of the Company	$20.7	($96.1)	($311.6)	($302.9)
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	$0.03	($0.13)	($0.43)	($0.42)
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	$0.03	($0.13)	($0.43)	($0.42)

Profit attributable to shareholders of the Company was $20.7 million (or $0.03 per share) for the quarter compared with a loss of $96.1 million (or $0.13 per share) in the third quarter of 2015. The Company recorded non-cash charges to income tax expense of $84.4 million during the third quarter of 2015 mostly related to a change in the corporate income tax rate in Greece and the impact of foreign exchange movements. The loss reported in 2015 was also impacted by mine standby costs in Greece of $7.0 million.

Gross profit from mining operations, including discontinued operations, increased year over year. While gold sales volumes fell, gross profit margins increased. The average realized price of gold increased $203 per ounce. In addition, at Jinfeng and White Mountain, gross margins were higher year over year partly due to the suspension of depreciation, depletion and amortization expense, as a result of the application of IFRS 5 – “Non-current assets held for sale and discontinued operations”, from the date the assets and liabilities were classified as discontinued.

2

Gold Operations Update

TURKEY

Kisladag

Gold production of 49,270 ounces at Kisladag was lower year on year as a result of longer leach cycles caused by higher leach pad lifts and lower grade ore placed on the leach pad earlier in 2016 (2015: 69,672). The increase in average treated head grade in the second and third quarters has been reflected in a doubling of the daily gold adsorption rate from the beginning of September through mid-October. During the fourth quarter, the installation of extra carbon column sets is underway to increase adsorption capacity. As a result the Company expects fourth quarter gold production to return to levels achieved in 2015. Cash operating costs per ounce decreased year on year due to higher gold grades, and reduced waste mining. Capital expenditures for the quarter of $7.9 million included costs for capitalized waste stripping and sustaining construction activities.

Efemcukuru

Gold production of 24,229 ounces for the quarter at Efemcukuru was lower year on year due to lower average treated head grade (2015: 27,123). An increase in cash operating costs to $554 per ounce was mainly driven by lower head grades. Capital expenditures of $4.7 million included underground development, mine equipment overhauls, and process and waste rock/tailings facilities construction projects.

CHINA

Tanjianshan

Gold production of 10,401 ounces at Tanjianshan during the quarter was lower year on year due to a decrease in tonnes mined from the Jinlonggou pit, but supplemented by ore from low grade stockpiles (2015: 29,055). An unplanned mill shutdown due to repairs to a cracked mill shell also impacted quarterly production. Cash operating costs of $797 per ounce were higher year on year as a result of lower production.

Jinfeng

Reported gold production at Jinfeng of 19,907 ounces reflects production through September 6, 2016, the date of closing of the Company’s interest in Jinfeng.

White Mountain

Gold production of 13,975 ounces at White Mountain during the quarter was lower year over year due to lower average treated head grade and reduced average recovery rates (2015: 16,359). Cash operating costs of $811 per ounce were higher driven by lower gold production. Capital expenditures of $1.4 million for the quarter included underground development, tailings dam lift construction, and sustaining capital projects within the processing plant.

Gold Projects Update

TURKEY

Kisladag Expansion

Work is expected to commence in the fourth quarter.

3

GREECE

Olympias

During the quarter, 90% of the internal steelwork for the Phase II crusher building was erected. Installation focused on the crushers, chutes, screens and the control room. Work completed inside the main production building included the erection of steelwork, and the placement of tanks, pumps and other equipment onto their foundations. The first flotation tanks were lifted into place, the ball mill foundation was completed, and all other concrete pertaining to the process plant were completed. The regrind and thickening areas have also progressed well and are nearly complete.

Total capital expenditure for the quarter was $41.7 million, including $18.9 million on the Phase II mill construction, $13.9 million on mine development and other surface capital works, and $8.9 million on Kokkinolakas dam construction.

Skouries

Earthworks, building erection and site clearing all progressed during the quarter. Targeted work included road and stockpile dome embankments, excavation work, and piling of production building column foundations and tailings thickener area retaining wall. Basic engineering was also underway for the integrated waste management facility. Total capital expenditure for the quarter was $13.2 million.

Perama Hill

The project remained on care and maintenance. No project development activities took place during the quarter.

ROMANIA

Certej

Engineering optimization work during the quarter focused on the metallurgical process, water and waste management, and site infrastructure to support ongoing permitting activities. Development continued onsite with quarry operation, aggregate production and onsite road and water management construction. Offsite infrastructure work continued on upgrading the main water line and advancing permitting of the access road and power supply. A total of $4.0 million was spent at Certej during the quarter, including land acquisition.

BRAZIL

Tocantinzinho

Engineering to support ongoing permitting activities advanced during the quarter, including design of the power line, access road, mine and waste management. Tenders for the basic engineering of the process facilities were received and assessed. Site activity during the quarter included geotechnical drilling at the plant and infrastructure areas, maintenance work on the access road and an increase in security facilities. Capital costs incurred at Tocantinzinho during the quarter totalled $2.8 million.

CHINA

Eastern Dragon

During the quarter, Eastern Dragon remained on care and maintenance as the Company continued to advance the permitting process. The Mining License application has been accepted by the Ministry of Land and Resources. Work continued on the forestry and land permit submittal, with submission expected during the fourth quarter.

4

Exploration Review

During the quarter 14,470 metres of exploration drilling were completed at the Company’s operations and exploration projects. Year-to-date exploration expenditures total $16.6 million.

Greece

In Greece, exploration activities focused on the Stratoni corridor. Development of the hanging wall exploration crosscut and drift at Mavres Petres began in July and advanced 105 metres during the quarter. The first hanging wall drill stations are estimated to be completed late in the fourth quarter.

Romania

In August, the Company was granted the exploration license for the Bolcana porphyry project in the Certej district. Permitting for fourth quarter drilling is underway. Drilling during the third quarter at the nearby Sacaramb project tested the southerly extensions to historically mined veins in the southern part of the deposit.

Turkey

In Turkey, reconnaissance level exploration continued, focused mainly on tertiary volcanic centers in the western part of the country.

Brazil

In Brazil, Eldorado signed option agreements with Votorantim Metais covering in excess of 3,750 square kilometres of licenses and license applications in Minas Gerais and Pernambuco states. The agreement provides Eldorado the ability to earn up to 70% of any of the licenses on delivery of a bankable feasibility study. Drilling commenced late in the quarter on the licenses at the Vulture showing in Pernambuco state.

China

In China, exploration drilling continued at both the White Mountain and Tanjianshan operations. At White Mountain, underground drilling tested step outs of the North and Far North zones, and surface drill holes targeted potential southwest extensions to the deposit. At Tanjianshan, drilling was conducted at the Xijingou deposit.

Serbia

The Company continued drilling at the KMC skarn project in Serbia. The first hole completed at the Shanac target intersected 298 metres grading 0.78 grams per tonne gold and 0.14% copper within magnetite-bearing skarn. Drilling will continue through most of the fourth quarter at both the Shanac and Copper Canyon/Gradina zones.

2016 Outlook

New guidance for 2016 gold production takes into account discontinued operations, uses the actual September 6, 2016 closing date for the Jinfeng transaction, and assumes a mid-November 2016 closing date for White Mountain, Tanjianshan and Eastern Dragon.

Full year production is forecast to be 495,000 ounces of gold with average cash costs for commercial production of $575 per ounce and all-in sustaining cash costs of $915 per ounce. Previous guidance (that included all operations for all of 2016) was production of 570,000 ounces of gold at average cash costs of $595 per ounce and all-in sustaining cash costs of $930 per ounce.

5

Capital spending is forecast to be $80.0 million in sustaining capital and $230.0 million in new project development capital compared with previous guidance of $95.0 million and $250.0 million respectively. Ounce production, sustaining capital spending and development capital spending have all been reduced due to the sale of the Chinese assets.

Board of Directors Update

The Board of Directors is pleased to announce that it has appointed Dr. George Albino as a new director following a search process conducted by the Corporate Governance and Nominating Committee of the Board.

Dr. George Albino was appointed to the Board of Directors on October 27, 2016.  Dr. Albino has over 35 years of experience in mining and finance, having been a geologist for 18 years and as a highly-ranked sell side analyst covering mining (principally gold) stocks for 19 years.  As a geologist he worked in industry for a variety of producing and development companies in exploration, operating, and corporate roles, as well as spending time in academia and as a government research geologist. While an analyst he worked for several global banks as well as Canadian independent brokerages. He holds B.A.Sc., M.S., and Ph.D. degrees in geology from Queen's University, Colorado State University, and University of Western Ontario, respectively.

Conference Call

A conference call to discuss the details of the Company’s Third Quarter 2016 Results will be held by senior management on October 28, 2016 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until November 11, 2016)
Date:	Friday October 28, 2016	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	1 855 859 2056
Dial in:	647 427 7450	Pass code:	897 162 76
Toll free:	1 888 231 8191

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania, Serbia and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Company’s 2016 Third Quarter Results.

6

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the political and economic environment that we operate in, the future price of commodities and anticipated costs and expenses.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  political and economic environment, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory environment and restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; risks related to completing the Chinese monetization process and impact of the Jinfeng, White Mountain, Tanjianshan and Eastern Dragon sales on the Company; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Dr. Peter Lewis, P. Geo., Vice President, Exploration at Eldorado, is the Qualified Person for the technical disclosure of exploration results in this press release. Drillhole results quoted represent mineralized widths in drillholes, which may be greater than the true widths of mineralized zones.  Assay results reported in this release for the KMC Project in Serbia were prepared and analyzed for gold by fire assay at ALS laboratories in Romania.  QAQC samples were inserted into each batch at a rate of 2 standards, 2 duplicates and variable numbers of blanks per batch.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604.601.6701or	1.888.353.8166
604.601.6702

7

Q3 2016 Gold Production Highlights (in US$)

	Third Quarter 2016	Third Quarter 2015	YTD 2016	YTD 2015
Gold Production [1]
Ounces Sold	116,882	182,124	378,439	534,000
Ounces Produced[2]	117,782	183,226	382,881	553,800
Cash Operating Cost ($/oz)[3,5]	566	552	593	547
Total Cash Cost ($/oz)[4,5]	607	609	640	601
Realized Price ($/oz - sold)	1,335	1,132	1,265	1,188
Kişladağ Mine, Turkey
Ounces Sold	49,247	69,514	151,868	216,497
Ounces Produced	49,270	69,672	151,570	216,706
Tonnes to Pad	4,345,162	5,291,983	12,648,337	14,391,185
Grade (grams / tonne)	0.91	0.75	0.82	0.70
Cash Operating Cost ($/oz)[5]	425	548	481	553
Total Cash Cost ($/oz)[4,5]	441	558	498	568
Efemçukuru Mine, Turkey
Ounces Sold	24,493	26,399	74,478	73,250
Ounces Produced	24,229	27,123	75,151	76,048
Tonnes Milled	116,182	116,723	352,713	335,993
Grade (grams / tonne)	7.32	8.18	7.41	8.03
Cash Operating Cost ($/oz)[5]	554	472	514	507
Total Cash Cost ($/oz)[4,5]	578	487	533	524
Tanjianshan Mine, China
Ounces Sold	10,401	37,254	38,354	80,755
Ounces Produced	10,401	29,055	38,354	80,755
Tonnes Milled	207,439	272,314	748,727	803,805
Grade (grams / tonne)	1.95	3.28	1.93	3.38
Cash Operating Cost ($/oz)[5]	797	450	829	435
Total Cash Cost ($/oz)[4,5]	909	612	992	602
Jinfeng Mine, China [6]
Ounces Sold	18,766	32,598	66,902	107,573
Ounces Produced	19,907	38,028	68,195	112,948
Tonnes Milled	199,112	339,300	766,697	990,744
Grade (grams / tonne)	3.55	4.09	3.32	4.13
Cash Operating Cost ($/oz) [5]	639	639	705	566
Total Cash Cost ($/oz) [4,5]	733	719	791	651
White Mountain Mine, China
Ounces Sold	13,975	16,359	46,837	55,925
Ounces Produced	13,975	16,359	46,837	55,925
Tonnes Milled	216,783	214,025	621,867	631,385
Grade (grams / tonne)	2.47	2.85	2.75	3.12
Cash Operating Cost ($/oz) [5]	811	761	725	699
Total Cash Cost ($/oz) [4,5]	851	799	765	738
Olympias, Greece
Ounces Sold	-	-	-	-
Ounces Produced[2]	-	2,989	2,774	11,418
Tonnes Milled	-	119,315	87,350	423,248
Grade (grams / tonne)	-	1.02	2.47	1.89
Cash Operating Cost ($/oz)[5]	-	-	-	-
Total Cash Cost ($/oz)[4,5]	-	-	-	-

1 Gold production includes both continuing and discontinued operations.

2 Ounces produced include production from tailings retreatment at Olympias.

3 Cost figures calculated in accordance with the Gold Institute Standard.

4 Cash operating costs, plus royalties and the cost of off-site administration.

5 Cash operating costs and total cash costs are non-IFRS measures. Please see our MD&A for an explanation and discussion of these.

6 Figures shown for Q3 and YTD 2016 reflect the sale of Jinfeng on September 6, 2016.

8

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		September 30, 2016	December 31, 2015

		$	$
ASSETS
Current assets
Cash and cash equivalents		364,298	288,189
Term deposits		5,305	4,382
Restricted cash		255	248
Marketable securities		39,497	18,331
Accounts receivable and other		61,553	85,468
Inventories		120,662	175,626
Assets held for sale	5	822,664	-
		1,414,234	572,244
Other assets		86,165	83,147
Defined benefit pension plan		12,369	10,897
Property, plant and equipment		3,567,473	4,747,759
Goodwill		-	50,276
		5,080,241	5,464,323
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		119,351	236,819
Current debt	6	10,000	-
Liabilities held for sale	5	173,223	-
		302,574	236,819
Debt	6	591,040	589,395
Other non-current liability		7,087	6,166
Asset retirement obligations		79,649	102,636
Deferred income tax liabilities		425,539	607,871
		1,405,889	1,542,887
Equity
Share capital		2,819,101	5,319,101
Treasury stock		(7,794)	(10,211)
Contributed surplus		2,604,195	47,236
Accumulated other comprehensive loss		3,294	(20,572)
Deficit		(1,895,475)	(1,583,873)
Total equity attributable to shareholders of the Company		3,523,321	3,751,681
Attributable to non-controlling interests		151,031	169,755
		3,674,352	3,921,436
		5,080,241	5,464,323

Approved on behalf of the Board of Directors

(Signed) John Webster            Director

(Signed) Paul N. Wright          Director

For accompanying notes, please see the consolidated financial statements.

9

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note		(restated)*		(restated)*
		2016	2015	2016	2015
Continuing operations:		$	$	$	$
Revenue
Metal sales		116,231	112,372	317,986	370,106

Cost of sales
Production costs		50,498	58,273	144,632	192,220
Inventory write-down (reversal)		(298)	1,595	-	7,806
Depreciation and amortization		16,908	22,528	53,427	65,117
		67,108	82,396	198,059	265,143
Gross profit		49,123	29,976	119,927	104,963

Exploration expenses		4,969	4,319	10,243	9,985
Mine standby costs (recovery)		(415)	7,027	14,962	8,439
General and administrative expenses		9,282	9,538	29,437	32,591
Defined benefit pension plan expense		292	406	872	1,266
Share based payments		2,116	2,802	8,516	12,977
Impairment loss on property, plant and equipment		-	-	-	254,910
Other write-down of assets		164	6,891	643	6,891
Foreign exchange loss (gain)		1,450	4,014	(1,703)	11,226
Operating profit (loss)		31,265	(5,021)	56,957	(233,322)

Loss on disposal of assets		221	2	418	3
Loss on marketable securities and other investments		-	-	4,881	-
Other income		(1,018)	(1,282)	(695)	(5,466)
Asset retirement obligation accretion		449	483	1,346	1,448
Interest and financing costs		758	3,323	10,536	12,756
Profit (loss) from continuing operations before income tax		30,855	(7,547)	40,471	(242,063)
Income tax expense		12,653	89,887	23,168	84,238
Profit (loss) from continuing operations		18,202	(97,434)	17,303	(326,301)
Profit (loss) from discontinued operations	5	3,745	1,796	(329,987)	26,565
Profit (loss) for the period		21,947	(95,638)	(312,684)	(299,736)

Attributable to:
Shareholders of the Company		20,740	(96,091)	(311,602)	(302,935)
Non-controlling interests		1,207	453	(1,082)	3,199
Profit (loss) for the period		21,947	(95,638)	(312,684)	(299,736)

Profit (loss) attributable to shareholders of the Company
Continuing operations		18,453	(96,439)	19,356	(324,317)
Discontinued operations		2,287	348	(330,958)	21,382
		20,740	(96,091)	(311,602)	(302,935)

Weighted average number of shares outstanding
Basic		716,587	716,587	716,587	716,585
Diluted		716,596	716,587	716,594	716,585

Earnings (loss) per share attributable to shareholders
of the Company:
Basic earnings (loss) per share		0.03	(0.13)	(0.43)	(0.42)
Diluted earnings (loss) per share		0.03	(0.13)	(0.43)	(0.42)

Earnings (loss) per share attributable to shareholders of the Company - Continuing operations:

Basic earnings (loss) per share		0.03	(0.13)	0.03	(0.45)
Diluted earnings (loss) per share		0.03	(0.13)	0.03	(0.45)

* See note 5

For accompanying notes, please see the consolidated financial statements.

10

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	$	$	$	$

Profit (loss) for the period	21,947	(95,638)	(312,684)	(299,736)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets, net of income
tax (recovery) of $(267), $nil, $2,875 and $nil	(1,683)	(5,451)	19,411	(4,542)
Transfer of realized loss on disposal of available-for-sale financial assets	-	-	4,901	-
Actuarial losses on severance obligation	(324)	-	(446)	-
Total other comprehensive income (loss) for the period	(2,007)	(5,451)	23,866	(4,542)
Total comprehensive income (loss) for the period	19,940	(101,089)	(288,818)	(304,278)

Attributable to:
Shareholders of the Company	18,733	(101,542)	(287,736)	(307,477)
Non-controlling interests	1,207	453	(1,082)	3,199
	19,940	(101,089)	(288,818)	(304,278)

For accompanying notes, please see the consolidated financial statements.

11

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
			(restated)*		(restated)*
	Note	2016	2015	2016	2015
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the period from continuing operations		18,202	(97,434)	17,303	(326,301)
Items not affecting cash:
Asset retirement obligation accretion		449	483	1,346	1,448
Depreciation and amortization		16,908	22,528	53,427	65,117
Unrealized foreign exchange loss (gain)		(70)	1,648	2,352	1,797
Deferred income tax expense (recovery)		2,191	78,871	(10,371)	52,036
Loss on disposal of assets		221	2	418	3
Other write-down of assets		164	6,891	643	6,891
Impairment loss on property, plant and equipment		-	-	-	254,910
Loss on marketable securities and other investments		-	-	4,881	-
Share based payments		2,116	2,802	8,516	12,977
Defined benefit pension plan expense		292	406	872	1,266
		40,473	16,197	79,387	70,144
Property reclamation payments		(518)	(324)	(1,412)	(416)
Changes in non-cash working capital	10	39,791	6,178	(19,834)	79,578
Net cash provided (used) by operating activities of continuing operations		79,746	22,051	58,141	149,306
Net cash provided (used) by operating activities of discontinued operations		(19,862)	30,509	6,671	32,192

Investing activities
Net cash paid on acquisition of subsidiary		(603)	-	(603)	-
Purchase of property, plant and equipment		(85,581)	(78,744)	(206,469)	(222,558)
Proceeds from the sale of property, plant and equipment		578	1,217	1,335	1,323
Net proceeds from sale of assets held for sale	5	264,697	-	264,697	-
Proceeds (loss) on production from tailings retreatment		(170)	3,836	3,708	13,938
Purchase of marketable securities		-	(11,079)	(2,526)	(16,312)
Proceeds from the sale of marketable securities		-	-	3,665	-
Redemption of (investment in) term deposits		12	(752)	(923)	(1,654)
Decrease (increase) in restricted cash		(2)	(1)	(8)	590
Net cash provided (used) by investing activities of continuing operations		178,931	(85,523)	62,876	(224,673)
Net cash used by investing activities of discontinued operations		(9,244)	(15,197)	(18,817)	(37,891)

Financing activities
Issuance of common shares for cash		-	-	-	121
Dividend paid to shareholders		-	(5,489)	-	(11,257)
Purchase of treasury stock		-	-	-	(2,394)
Long-term and bank debt proceeds		40,000	-	70,000	-
Long-term and bank debt repayments		(60,000)	-	(60,000)	-
Net cash provided (used) by financing activities of continuing operations		(20,000)	(5,489)	10,000	(13,530)
Net cash used by financing activities of discontinued operations		-	(8,178)	-	(19,619)

Net increase (decrease) in cash and cash equivalents		209,571	(61,827)	118,871	(114,215)
Cash and cash equivalents - beginning of period		197,489	446,126	288,189	498,514
Cash and cash equivalents - end of period		407,060	384,299	407,060	384,299
Less cash and cash equivalents held for sale - end of period		(42,762)	-	(42,762)	-
Cash and cash equivalents excluding held for sale- end of period		364,298	384,299	364,298	384,299

* See note 5

For accompanying notes, please see the consolidated financial statements.

12

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2016	2015	2016	2015
		$	$	$	$
Share capital
Balance beginning of period		2,819,101	5,319,101	5,319,101	5,318,950
Shares issued upon exercise of share options, for cash		-	-	-	121
Transfer of contributed surplus on exercise of options		-	-	-	30
Capital reduction	7	-	-	(2,500,000)	-
Balance end of period		2,819,101	5,319,101	2,819,101	5,319,101

Treasury stock
Balance beginning of period		(8,015)	(12,005)	(10,211)	(12,949)
Purchase of treasury stock		-	-	-	(2,394)
Shares redeemed upon exercise of restricted share units		221	1,556	2,417	4,894
Balance end of period		(7,794)	(10,449)	(7,794)	(10,449)

Contributed surplus
Balance beginning of period		2,602,027	44,540	47,236	38,430
Share based payments		2,389	3,041	7,892	13,282
Shares redeemed upon exercise of restricted share units		(221)	(1,556)	(2,417)	(4,894)
Recognition of other current liability related costs		-	(764)	(1,416)	(1,527)
Reversal of other current liability and related costs		-	-	52,900	-
Transfer to share capital on exercise of options		-	-	-	(30)
Capital reduction	7	-	-	2,500,000	-
Balance end of period		2,604,195	45,261	2,604,195	45,261

Accumulated other comprehensive loss
Balance beginning of period		5,301	(17,218)	(20,572)	(18,127)
Other comprehensive gain (loss) for the period		(2,007)	(5,451)	23,866	(4,542)
Balance end of period		3,294	(22,669)	3,294	(22,669)

Deficit
Balance beginning of period		(1,916,215)	(266,416)	(1,583,873)	(53,804)
Dividends paid		-	(5,489)	-	(11,257)
Profit (loss) attributable to shareholders of the Company		20,740	(96,091)	(311,602)	(302,935)
Balance end of period		(1,895,475)	(367,996)	(1,895,475)	(367,996)
Total equity attributable to shareholders of the Company		3,523,321	4,963,248	3,523,321	4,963,248

Non-controlling interests
Balance beginning of period		167,466	304,898	169,755	305,414
Profit (loss) attributable to non-controlling interests		1,207	453	(1,082)	3,199
Dividends declared to non-controlling interests		-	(5,634)	-	(8,896)
Decrease during the period	5	(17,642)	-	(17,642)	-
Balance end of period		151,031	299,717	151,031	299,717

Total equity		3,674,352	5,262,965	3,674,352	5,262,965

For accompanying notes, please see the consolidated financial statements.

13

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2015.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on October 27, 2016.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015, with the exception of the judgements and estimates related to assets held for sale, as discussed in note 5.

3.	Adoption of new accounting standards and upcoming changes

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•	IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements.
(1)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards and upcoming changes (continued)

It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.
•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

4.	Transactions

        Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with CDH Fortune II Limited (“CDH”).

As a result of these Agreements, CDH acquired 21.05% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project (“ED”). This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received.

Under the terms of the Agreements, CDH had the right to require Eldorado to purchase or procure the purchase by another party of CDH’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements. A liability in the initial amount of $46,970 was recorded against equity at the transaction date, representing the present value of the redemption amount of the Put Option. Future changes in the present value of the redemption amount of the Put Option were also charged against equity. Upon expiration of the Put Option in the second quarter of 2016, the net present value of this liability was reversed against equity as the Put Option lapsed without being exercised by CDH.

The Agreements include a second put option that can be exercised by CDH within 90 days following the third anniversary of the Agreements. No liability has been recorded for the second put option, as the conditions under this put option are not within the control of CDH.

The Agreements include other rights and obligations of the Company and CDH associated with the advancement of the ED project, the holding structure, and the number of subsidiaries related to our Chinese assets.

(2)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Discontinued operations

        On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in Jinfeng to a wholly-owned subsidiary of China National Gold Group (“CNG”) for $300 million in cash, subject to certain closing adjustments. The sale was completed on September 6, 2016. In addition to the sale of Jinfeng, on May 16, 2016 Eldorado announced it had reached an agreement to sell its respective interest in White Mountain, Tanjianshan and Eastern Dragon to an affiliate of Yintai Resources Co. Ltd. (“Yintai”) for $600 million in cash, subject to certain closing adjustments. The Yintai transaction is expected to close in the fourth quarter of 2016 and is subject to obtaining various regulatory and shareholders approvals and other customary closing conditions.

An initial post-tax loss of $339 million was recognized on re-measurement to fair value less cost of disposal of our Chinese operations (“China Business”) during the second quarter. This loss was allocated first to goodwill and the remainder to property, plant and equipment. On September 6, 2016, due to the sale of Jinfeng, a net loss on sale of assets held for sale of $207 million was realized in net loss from discontinued operations. The loss on re-measurement to fair value less costs to sell was reduced to $136 million to reflect the part of the China Business that is still included in our discontinued operations as at September 30, 2016.
The loss on disposal of Jinfeng was calculated as follows:

$
Net proceeds received:
Sales price	300,000
Pre-closing cash amount	25,656
Working capital adjustment	(813)
Estimated income taxes	(28,984)
295,859

Net assets sold:
Cash	31,162
Accounts receivable and other	1,520
Inventories	27,049
Other assets	15,200
Property, plant and equipment	570,636
Accounts payable and accrued liabilities	(14,505)
Other non-current liabilities	(11,208)
Deferred income tax liabilities	(98,927)
Non-controlling interest	(17,642)
503,285

Loss on disposal	(207,426)

The results from operations for our China Business have, together with restated comparatives, been presented as discontinued operations within the Condensed Consolidated Income Statements and the Condensed Consolidated Statements of Cash Flows. The discontinued operations include the results of Jinfeng up to September 6, 2016.

(3)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Discontinued operations (continued)

	Three months ended		Nine months ended
	September 30,		September 30,

	2016	2015	2016	2015
	$	$	$	$
Revenue	57,734	99,145	191,650	293,907
Production costs	35,218	59,496	127,129	160,402
Depreciation and amortization	-	21,639	18,996	65,325
Gross profit	22,516	18,010	45,525	68,180
Exploration expenses	184	203	830	846
General and administrative expenses	4,915	2,370	17,518	8,791
Foreign exchange loss (gain)	(438)	752	282	2,190
Operating profit	17,855	14,685	26,895	56,353
Interest and financing costs	15	62	161	637
Asset retirement obligation accretion	93	127	325	360
Other income (expenses)	2,516	(97)	2,582	(63)
Profit from discontinued operations before income tax	15,231	14,593	23,827	55,419
Income tax expense	7,011	12,797	10,321	28,854
Profit from discontinued operations	8,220	1,796	13,506	26,565
Loss on re-measurement to fair value less costs to sell	4,475	-	136,067	-
Transfer to loss on sale of assets held for sale, net of tax	(207,426)	-	-	-
Loss on sale of assets held for sale, net of tax	207,426	-	207,426	-
Net profit (loss) from discontinued operations	3,745	1,796	(329,987)	26,565

The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

The CNG and Yintai transactions were a result of a strategic review by the Company’s management to maximize the value of the Company’s operations in China. Accordingly, the disposal of substantially all of the China Business through the CNG and Yintai transactions represents a single coordinated plan to dispose of a major line of business or geographical area of operations.

The Company concluded that during the second quarter of 2016, the assets and liabilities of the China Business met the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively, as settlement is expected within twelve months. These assets have been re-measured to fair value less cost of disposal with the loss recognized in the Consolidated Income Statement for the three and nine months ended September 30, 2016. In addition, the assets of the China Business are not depreciated while they are classified as held for sale.

(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Discontinued operations (continued)

September 30, 2016

$
ASSETS
Cash and cash equivalents	42,762
Accounts receivable and other	26,319
Inventories	45,750
Other assets	4,162
Property, plant and equipment	703,671
Total assets held for sale	822,664
LIABILITIES
Accounts payable and accrued liabilities	45,451
Asset retirement obligations	11,958
Deferred income tax liabilities	115,814
Total liabilites from assets held for sale	173,223
Net assets held for sale	649,441

6.	Debt
	September 30, 2016 $	December 31, 2015 $
Current:
Revolving credit facility (a)	10,000	-

Non-current:
Senior notes (b)	591,040	589,395
Total debt	601,040	589,395

(a) Revolving credit facility

In November 2012, the Company entered into a $375 million revolving credit facility with a syndicate of banks (“the credit facility”). The credit facility was due to mature on November 23, 2016.

In June 2016, the Company amended and restated the existing revolving credit agreement (“the amended and restated credit agreement” or “ARCA”) and reduced the available credit to $250 million with the option to increase by an additional $100 million through an accordion feature. The maturity date was also extended to June 13, 2020. The ARCA continues to be secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur aggregate unsecured indebtedness exceeding $850 million, incur secured indebtedness exceeding $200 million and permitted unsecured indebtedness exceeding $150 million. The ARCA also contains restrictions for making distributions in certain circumstances, selling material assets (other than the permitted disposition of the China Business) and conducting business other than that which relates to the mining industry. Significant financial covenants include a maximum Net Debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to Interest of 3:1. The Company is in compliance with these covenants at September 30, 2016.

(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Debt (continued)

Loan interest is variable dependent on a Net Leverage ratio pricing grid. The Company’s current net leverage ratio is approximately 1.0:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.25% and undrawn standby fee of 0.60%. Fees of $2,031 were paid on the amendment dated June 2016. This amount has been deferred as pre-payment for liquidity services and is being amortized to financing costs over the term of the credit facility. As at September 30, 2016, the prepaid loan cost on the balance sheet was $1,862.

As of September 30, 2016, the Company had $10 million drawn against the facility. This amount was repaid on October 6, 2016.

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $8,960 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at September 30, 2016 was $607.9 million.

(c) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and QDML entered into an entrusted loan agreement, which currently has an approved limit of RMB 720 million ($107,820).

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each drawdown has a term of one year and can be rolled forward at the discretion of QDML. The interest rate on this loan as at September 30, 2016 was 4.59%.

As at September 30, 2016, RMB 697.4 million ($104,455) had been drawn under the entrusted loan. The entrusted loan has been recorded on a net settlement basis.

7.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At September 30, 2016 there were 716,587,134 (December 31, 2015 – 716,587,134) voting common shares and no non-voting common shares (December 31, 2015 – none) outstanding.

On May 25, 2016 the shareholders of the Company approved by special resolution the reduction of the stated capital account of the Company. As at September 30, 2016, the stated capital of the Company has been reduced by $2,500,000.

(6)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2016
	Weighted average exercise price Cdn$	Number of options
At January 1,	9.97	25,519,434
Granted	3.23	9,001,164
Exercised	-	-
Forfeited	13.70	(3,620,699)
At September 30,	7.57	30,899,899

At September 30, 2016, 19,456,174 share options (September 30, 2015 – 18,759,010) with a weighted average exercise price of Cdn$9.67 (September 30, 2015 – Cdn$11.31) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended September 30, 2016 was $1,575 (YTD - $5,244).

(b) Restricted share unit plan

A total of 784,203 restricted share units (“RSUs”) at a grant-date fair value of Cdn$3.22 per unit were granted during the nine-month period ended September 30, 2016 under the Company’s RSU plan.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the restricted share unit plan and changes during the period ended September 30, 2016 is as follows:

Total RSUs
Balance at December 31, 2015	884,846
RSUs Granted	784,203
Redeemed	(335,339)
Forfeited	(93,536)
Balance at September 30, 2016	1,240,174

As at September 30, 2016, 549,507 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 283,735 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the quarter ended September 30, 2016 was $408 (YTD - $1,480).

(c) Deferred share units plan

At September 30, 2016, 498,390 deferred share units (“DSUs”) were outstanding with a value of $1,961, which is included in accounts payable and accrued liabilities.

Compensation income related to the DSUs was $273 for the quarter ended September 30, 2016 (YTD – expense of $624)

(7)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Share-based payments (continued)

(d) Performance share units plan

A total of 796,652 performance share units (“PSUs”) were granted during the nine-month period ended September 30, 2016 under the Company’s PSU plan. The PSUs vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the quarter ended September 30, 2016 was $406 (YTD - $1,168).

9.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The only assets measured at fair value as at September 30, 2016 are marketable securities and assets held for sale (see note 5). No liabilities are measured at fair value on a recurring basis as at September 30, 2016 except for the liabilities related to the assets held for sale.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as available-for-sale securities.

With the exception of the fair market value of the Company’s senior notes (note 6b), which are included in level 2, all carrying amounts of financial instruments approximate their fair value.

10.	Supplementary cash flow information
	Three months ended September 30,		Nine months ended September 30,
	2016 $	2015 $	2016 $	2015 $
Changes in non-cash working capital
Accounts receivable and other	(16,926)	1,113	(26,703)	4,247
Inventories	(182)	15,134	(18,144)	26,423
Accounts payable and accrued liabilities	56,899	(10,069)	25,013	48,908
Total	39,791	6,178	(19,834)	79,578

Supplementary cash flow information
Income taxes paid	8,340	17,576	38,797	63,375
Interest paid	337	47	17,181	17,322

(8)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segmented information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2016, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.

11.1	Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

For the three months ended September 30, 2016
	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	99,449	-	16,782	-	-	116,231
Production costs	36,935	-	13,563	-	-	50,498
Inventory write-down (reversal)	-	-	(298)	-	-	(298)
Depreciation	16,817	-	23	-	68	16,908
Gross profit (loss)	45,697	-	3,494	-	(68)	49,123

Other material items of income and expense
Other write-down of assets	164	-	-	-	-	164
Exploration expenses	433	573	655	202	3,106	4,969
Income tax expense (recovery)	13,996	66	(1,266)	(410)	267	12,653

Additions to property, plant and
equipment during the period	15,428	2,842	65,379	4,571	13	88,233

(9)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segment information (continued)

For the three months ended September 30, 2015
	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	108,178	(43)	4,237	-	-	112,372
Production costs	52,662	29	5,582	-	-	58,273
Inventory write-down	-	-	1,595	-	-	1,595
Depreciation	20,605	504	1,307	1	111	22,528
Gross profit (loss)	34,911	(576)	(4,247)	(1)	(111)	29,976

Other material items of income and expense
Other write-down of assets	6,891	-	-	-	-	6,891
Exploration costs	2,002	368	504	515	930	4,319
Income tax expense (recovery)	23,047	3,907	63,247	(314)	-	89,887

Additions to property, plant and
equipment during the period	24,874	1,146	50,512	4,398	62	80,992

For the nine months ended September 30, 2016
	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	289,990	-	27,996	-	-	317,986
Production costs	118,141	-	26,491	-	-	144,632
Depreciation	52,858	-	363	-	206	53,427
Gross profit (loss)	118,991	-	1,142	-	(206)	119,927

Other material items of income and expense
Write down on assets	643	-	-	-	-	643
Exploration costs	1,191	1,476	1,487	543	5,546	10,243
Income tax expense (recovery)	30,986	(3,759)	(205)	(1,043)	(2,811)	23,168

Additions to property, plant and
equipment during the period	44,005	4,881	150,395	11,008	27	210,316

Information about assets and liabilities
Property, plant and equipment (*)	884,030	183,041	2,089,686	409,153	1,563	3,567,473
Debt	-	-	-	-	601,040	601,040

(10)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

11.	Segment information (continued)

For the nine months ended September 30, 2015
	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	343,685	(398)	26,819	-	-	370,106
Production costs	164,112	1,616	26,492	-	-	192,220
Inventory write-down	-	6,210	1,596	-	-	7,806
Depreciation	56,687	1,514	6,536	1	379	65,117
Gross profit (loss)	122,886	(9,738)	(7,805)	(1)	(379)	104,963

Other material items of income and expense
Impairment loss on property, plant and equipment	-	-	-	254,910	-	254,910
Other write-down of assets	6,891	-	-	-	-	6,891
Exploration costs	2,874	1,141	1,904	1,670	2,396	9,985
Income tax expense (recovery)	50,134	7,005	68,139	(41,067)	27	84,238

Additions to property, plant and
equipment during the period	54,760	1,872	155,358	13,501	213	225,704

As at December 31, 2015
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	898,027	1,327,725	179,702	1,942,419	398,147	1,739	4,747,759
Goodwill	-	50,276	-	-	-	-	50,276
	898,027	1,378,001	179,702	1,942,419	398,147	1,739	4,798,035

Debt	-	-	-	-	-	589,395	589,395

* Net of revenues from sale of production from tailings retreatment

The Turkey segment derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

11.2	Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

(11)

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three and nine-month periods ended September 30, 2016

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the third quarter of 2016. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of October 27, 2016 unless otherwise stated. You should also read our audited consolidated financial statements for the year ended December 31, 2015 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited condensed consolidated financial statements for the three and nine-month periods ended September 30, 2016 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	White Mountain, in China (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sapes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%) – on care and maintenance
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

1

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Third Quarter Summary Results

Select consolidated financial information and corporate developments

•	Profit attributable to shareholders of the Company was $20.7 million ($0.03 per share) in the third quarter of 2016, compared to a loss attributable to shareholders of the Company of $96.1 million ($0.13 per share) in the third quarter of 2015.
•	Gold revenues in the third quarter of 2016, including sales from discontinued operations, were $156.0 million (2015: $206.2 million) on sales of 116,882 ounces of gold at an average realized gold price of $1,335 per ounce (2015: 182,124 ounces at $1,132 per ounce).
•	During the quarter the Company sold its interest in Jinfeng for proceeds of $295.9 million, net of taxes and other closing adjustments. The Company recorded a $3.1 million post-tax loss in discontinued operations on the sale during the quarter, in addition to the $204.3 million post-tax loss on re-measurement to fair value of Jinfeng recorded in the second quarter this year in accordance with IFRS 5. (1) The Company expects its remaining Chinese assets to be sold in mid to late November 2016.
•	At quarter-end the Company reported liquidity of $652.4 million, including $412.4 million in cash, cash equivalents and term deposits, and $240.0 million in undrawn lines of credit. Cash of $42.8 million reported under “Assets held for sale” in the balance sheet is included in the cash figure above, and is expected to be included in the proceeds from the sale of the remaining Chinese assets.

Select performance measures (2)

•	Gold production of 117,782 ounces (2015: 183,226 ounces).
•	Cash operating costs averaged $566 per ounce (2015: $552 per ounce).
•	All-in sustaining cash costs averaged $890 per ounce (2015: $835 per ounce).
•	Gross profit from gold mining operations of $64.6 million (2015: $53.1 million).
•	Adjusted net earnings of $33.5 million ($0.05 per share) compared to an adjusted net loss of $4.0 million ($0.01 loss per share) in 2015.
•	Cash generated from operating activities of continuing operations before changes in non-cash working capital was $40.5 million (2015: $16.2 million).
(1)	In accordance with the requirements of IFRS 5 – “Non-current assets held for sale and discontinued operations”, the Company’s China segment has been classified as a discontinued operation for the three and nine-month periods ended September 30, 2016, and accordingly the 2015 comparative information has been restated. Except where indicated, the financial and performance information presented in this MD&A includes discontinued operations.
(2)	Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 10 for an explanation and discussion of these non-IFRS measures.

Outlook

Full year production is projected to be 495,000 ounces of gold with average cash operating costs for commercial production of $575 per ounce and all-in sustaining cash costs of $915 per ounce compared with previous guidance of 570,000 ounces at average cash operating costs of $595 per ounce and all-in sustaining cash costs of $930 per ounce. Capital spending is forecast to be $80.0 million in sustaining capital and $230.0 million in new project development compared with previous guidance of $95.0 million and $250.0 million respectively. The outlook includes production and capital spending from Jinfeng through September 6, 2016, and from its other Chinese mines through mid-November 2016, when these assets are expected to be sold. The previous guidance assumed production and capital spending from the Company’s Chinese mines through year end.

2

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Summarized Financial Results

Continuing operations

Summarized financial results from continuing operations– millions, except where noted	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Revenues	$116.2	$112.4	$318.0	$370.1
Gold revenues	$98.4	$107.2	$287.2	$340.8
Gold sold (ounces)	73,740	95,913	226,346	289,747
Average realized gold price (per ounce)	$1,334	$1,118	$1,269	$1,176
Cash operating costs (per ounce sold)	$468	$527	$492	$542
Total cash cost (per ounce sold)	$486	$539	$509	$557
All-in sustaining cash cost (per ounce sold)	$777	$787	$816	$787
Gross profit from gold mining operations	$45.8	$35.0	$119.2	$123.2

Including discontinued operations

Summarized financial results including discontinued operations– millions, except where noted	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Gold revenues	$156.0	$206.2	$478.6	$634.4
Gold sold (ounces)	116,882	182,124	378,439	534,000
Average realized gold price (per ounce)	$1,335	$1,132	$1,265	$1,188
Cash operating costs (per ounce sold)	$566	$552	$593	$547
Total cash cost (per ounce sold)	$607	$609	$640	$601
All-in sustaining cash cost (per ounce sold)	$890	$835	$904	$819
Gross profit from gold mining operations	$64.6	$53.1	$159.2	$191.7
Adjusted net earnings/(loss)	$33.5	($4.0)	$44.6	$32.5
Net profit (loss) attributable to shareholders of the Company	$20.7	($96.1)	($311.6)	($302.9)
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	$0.03	($0.13)	($0.43)	($0.42)
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	$0.03	($0.13)	($0.43)	($0.42)

Review of the quarterly financial results

Profit attributable to shareholders of the Company was $20.7 million (or $0.03 per share) for the quarter compared with a loss of $96.1 million (or $0.13 per share) in the third quarter of 2015. The Company recorded non-cash charges to income tax expense of $84.4 million during the third quarter of 2015 mostly related to a change in the corporate income tax rate in Greece and the impact of foreign exchange movements. The loss reported in 2015 was also impacted by mine standby costs in Greece of $7.0 million.

Gross profit from mining operations, including discontinued operations, increased year over year. While gold sales volumes fell, gross profit margins increased. The average realized price of gold increased $203 per ounce. In addition, at Jinfeng and White Mountain gross margins were higher year over year partly due to the suspension of depreciation, depletion and amortization expense, as a result of the application of IFRS 5 – “Non-current assets held for sale and discontinued operations”, from the date the assets and liabilities were classified as discontinued.

3

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Operations Update

	3 months ended September 30,		9 months ended September 30,
CONTINUING OPERATIONS:	2016	2015	2016	2015
Kisladag
Gross profit – gold mining operations (millions)	$35.1	$26.4	$86.1	$98.2
Ounces produced	49,270	69,672	151,570	216,706
Cash operating costs (per ounce sold)	$425	$548	$481	$553
Total cash cost (per ounce sold)	$441	$558	$498	$568
Efemcukuru
Gross profit – gold mining operations (millions)	$10.7	$8.6	$33.2	$25.0
Ounces produced	24,229	27,123	75,151	76,048
Cash operating costs (per ounce sold)	$554	$472	$514	$507
Total cash cost (per ounce sold)	$578	$487	$533	$524
Olympias
Ounces produced from tailings retreatment	0(1)	2,989	2,774	11,418
SUBTOTAL: CONTINUING OPERATIONS
Gross profit – gold mining operations (millions)	$45.8	$35.0	$119.2	$123.2
Ounces produced	73,499	99,784	229,495	304,172
Cash operating costs (per ounce sold)	$468	$552	$492	$547
Total cash cost (per ounce sold)	$486	$609	$509	$601
DISCONTINUED OPERATIONS:
Tanjianshan
Gross profit – gold mining operations (millions)	$0.6	$11.3	$3.2	$30.1
Ounces produced	10,401	29,055	38,354	80,755
Cash operating costs (per ounce sold)	$797	$450	$829	$435
Total cash cost (per ounce sold)	$909	$612	$992	$602
Jinfeng
Gross profit – gold mining operations (millions)	$11.5	$7.1	$22.5	$31.6
Ounces produced	19,907(2)	38,028	68,195(2)	112,948
Cash operating costs (per ounce sold)	$639	$639	$705	$566
Total cash cost (per ounce sold)	$733	$719	$791	$651
White Mountain
Gross profit – gold mining operations (millions)	$6.7	($0.3)	$14.3	$6.8
Ounces produced	13,975	16,359	46,837	55,925
Cash operating costs (per ounce sold)	$811	$761	$725	$699
Total cash cost (per ounce sold)	$851	$799	$765	$738
TOTAL INCLUDING DISCONTINUED OPERATIONS:
Gross profit – gold mining operations (millions)	$64.6	$53.1	$159.2	$191.7
Ounces produced – including Olympias production from tailings retreatment	117,782	183,226	382,881	553,800
Cash operating costs (per ounce sold)	$566	$552	$593	$547
Total cash cost (per ounce sold) )	$607	$609	$640	$601

(1)	Tailings retreatment concluded at the end of the first quarter 2016.
(2)	Production data reflects Jinfeng sale on September 6, 2016.

4

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Kisladag

Operating Data	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Tonnes placed on pad	4,345,162	5,291,983	12,648,337	14,391,185
Average treated head grade - grams per tonne (g/t)	0.91	0.75	0.82	0.70
Gold (ounces)
- Produced	49,270	69,672	151,570	216,706
- Sold	49,247	69,514	151,868	216,497
Cash operating costs (per ounce sold)	$425	$548	$481	$553
Total cash costs (per ounce sold)	$441	$558	$498	$568
Financial Data (millions)
Gold revenues	$65.6	$78.2	$191.1	$255.6
Depreciation and depletion	$8.7	$12.9	$29.2	$34.4
Gross profit – gold mining operations	$35.1	$26.4	$86.1	$98.2
Sustaining capital expenditures	$7.9	$8.3	$21.1	$15.6

Gold production at Kisladag fell year on year as a result of longer leach cycles caused by higher leach pad lifts and lower grade ore placed on the leach pad earlier in 2016. The increase in average treated head grade in the second and third quarters has been reflected in a doubling of the daily gold adsorption rate from the beginning of September through mid-October. Kisladag is also installing extra carbon column sets during the fourth quarter to increase adsorption capacity. As a result the Company expects fourth quarter gold production to return to levels achieved in 2015. Cash operating costs per ounce decreased year on year due to the impact of higher gold grades, and reduced waste mining. Capital expenditures for the quarter included costs for capitalized waste stripping and sustaining construction activities.

Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Tonnes milled	116,182	116,723	352,713	335,993
Average treated head grade - grams per tonne (g/t)	7.32	8.18	7.41	8.03
Average recovery rate	94.3%	93.5%	94.3%	93.7%
Gold (ounces)
- Produced	24,229	27,123	75,151	76,048
- Sold	24,493	26,399	74,478	73,250
Cash operating costs (per ounce sold)	$554	$472	$514	$507
Total cash costs (per ounce sold)	$578	$487	$533	$524
Financial Data (millions)
Gold revenues	$32.8	$29.0	$96.1	$85.2
Depreciation and depletion	$8.0	$7.5	$23.2	$21.8
Gross profit – gold mining operations	$10.7	$8.6	$33.2	$25.0
Sustaining capital expenditures	$4.7	$5.2	$17.2	$15.6

As anticipated, gold production for the quarter at Efemcukuru was 12% lower year on year due to lower average treated head grade. An increase in cash operating costs was mainly driven by lower head grades. Capital expenditures included underground development, mine equipment overhauls, and process and waste rock/tailings facilities construction projects.

5

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Tanjianshan

Operating Data	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Tonnes milled	207,439	272,314	748,727	803,805
Average treated head grade - grams per tonne (g/t)	1.95	3.28	1.93	3.38
Average recovery rate	79.2%	84.3%	78.9%	82.4%
Gold (ounces)
- Produced	10,401	29,055	38,354	80,755
- Sold	10,401	37,254	38,354	80,755
Cash operating costs (per ounce sold)	$797	$450	$829	$435
Total cash costs (per ounce sold)	$909	$612	$992	$602
Financial Data (millions)
Gold revenues	$13.9	$42.9	$48.3	$96.8
Depreciation and depletion	$0.0	$8.8	$1.3	$18.1
Gross profit – gold mining operations	$0.6	$11.3	$3.2	$30.1
Sustaining capital expenditures	$1.0	$5.0	$1.5	$13.8

Gold production at Tanjianshan during the quarter was lower year on year due to a decrease in tonnes mined from the Jinlonggou pit and supplemented by ore from low grade stockpiles. An unplanned mill shutdown due to repairs to a cracked mill shell also impacted quarterly production. Cash operating costs per ounce were higher year on year as a result of lower production.

Jinfeng

Operating Data	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Tonnes milled	199,112	339,300	766,697	990,744
Average treated head grade - grams per tonne (g/t)	3.55	4.09	3.32	4.13
Average recovery rate	83.4%	85.9%	83.2%	86.4%
Gold (ounces)
- Produced	19,907	38,028	68,195	112,948
- Sold	18,766	32,598	66,902	107,573
Cash operating costs (per ounce sold)	$639	$639	$705	$566
Total cash costs (per ounce sold)	$733	$719	$791	$651
Financial Data (millions)
Gold revenues	$25.2	$37.5	$84.3	$129.8
Depreciation and depletion	$0.0	$7.0	$8.8	$28.1
Gross profit – gold mining operations	$11.5	$7.1	$22.5	$31.6
Sustaining capital expenditures	$5.5	$2.2	$6.7	$8.6

Data in the table above for the current year reflects production through September 6, 2016, the date of sale of the Company’s interest in Jinfeng.

6

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

White Mountain

Operating Data	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Tonnes milled	216,783	214,025	621,867	631,385
Average treated head grade - grams per tonne (g/t)	2.47	2.85	2.75	3.12
Average recovery rate	85.5%	86.1%	86.1%	87.3%
Gold (ounces)
- Produced	13,975	16,359	46,837	55,925
- Sold	13,975	16,359	46,837	55,925
Cash operating costs (per ounce sold)	$811	$761	$725	$699
Total cash costs (per ounce sold)	$851	$799	$765	$738
Financial Data (millions)
Gold revenues	$18.6	$18.6	$58.9	$67.1
Depreciation and depletion	$0.0	$5.8	$8.8	$19.0
Gross profit – gold mining operations	$6.7	($0.3)	$14.3	$6.8
Sustaining capital expenditures	$1.4	$5.3	$7.5	$9.5

Gold production at White Mountain during the quarter was lower year over year due to lower average treated head grade and reduced average recovery rates. Cash operating costs per ounce were higher driven by lower gold production. Capital expenditures for the quarter included underground development, tailings dam lift construction, and sustaining capital projects within the processing plant.

Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Tonnes ore mined (wet)	53,228	24,477	138,934	122,207
Tonnes ore processed (dry)	51,403	20,989	133,873	111,435
Pb grade (%)	5.93%	6.09%	6.22%	6.53%
Zn grade (%)	10.65%	9.52%	9.90%	9.45%
Ag grade (g/t)	156	162	164	174
Tonnes of concentrate produced	13,936	5,281	34,676	28,498
Tonnes of concentrate sold	16,667	5,599	31,527	32,495
Average realized concentrate price (per tonne)	$1,007	$757	$888	$825
Cash costs (per tonne of concentrate sold)	$797	$997	$826	$815
Financial Data (millions)
Revenues	$16.8	$4.2	$28.0	$26.8
Depreciation and depletion	$0	$1.2	$0	$6.2
Gross profit – mining operations	$3.5	($4.1)	$1.5	($7.4)
Sustaining capital expenditures	$0.0	$0.5	$2.0	$1.8

Mine production at Stratoni increased year on year. Third quarter 2015 operations were suspended for five weeks, due to permitting issues which were resolved later in the quarter.

Vila Nova

Vila Nova continued on care and maintenance during the quarter.

7

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Gold Projects Update

TURKEY

Kisladag Expansion

Work is expected to commence in the fourth quarter.

GREECE

Olympias

During the quarter, 90% of the internal steelwork for the Phase II crusher building was erected. Installation was focused on the crushers, chutes, screens and the control room. Work completed inside the main production building included: the erection of steelwork, and the placement of tanks, pumps and other equipment onto their foundations. The first flotation tanks were lifted into place, the ball mill foundation was completed, and all other concrete pertaining to the process plant was completed in the quarter. The regrind and thickening areas have also progressed well and are nearly complete. Total capital expenditure for the quarter was $41.7 million, including $18.9 million on the Phase II mill construction, $13.9 million on mine development and other surface capital works, and $8.9 million on Kokkinolakas dam construction.

Skouries

Work progressed during the quarter with earthworks, building erection and site clearing all progressing. Targeted work during the quarter included: road and stockpile dome embankments; excavation work; and piling of production building column foundations and tailings thickener area retaining wall. Basic engineering was also underway for the integrated waste management facility. Total capital expenditure for the quarter was $13.2 million.

Perama Hill

No project development activities took place during the quarter and the project remained on care and maintenance.

ROMANIA

Certej

Engineering optimization work during the quarter focused on the metallurgical process, water and waste management and site infrastructure to support ongoing permitting activities. Development continued onsite with quarry operation, aggregate production and onsite road and water management construction. Offsite infrastructure work continued on upgrading the main waterline and advancing permitting of the access road and power supply. A total of $4.0 million was spent at Certej during the quarter, including land acquisition.

BRAZIL

Tocantinzinho

Engineering to support ongoing permitting activities advanced during the quarter, including design of the power line, access road, mine and waste management. Tenders for the basic engineering of the process facilities were received and assessed. Site activity during the quarter included geotechnical drilling at the plant and infrastructure areas, maintenance work on the access road and an increase in security facilities. Capital costs incurred at Tocantinzinho during the quarter totalled $2.8 million.

CHINA

Eastern Dragon

During the quarter, Eastern Dragon remained on care and maintenance as the Company continued to advance the permitting process. The Mining License application has been accepted by the Ministry of Land and Resources. Work continued on forestry and land permit submittal, with submission expected during the fourth quarter.

8

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Exploration Update

During the quarter 14,470 metres of exploration drilling were completed at the Company’s operations and exploration projects. Year-to-date exploration expenditures total $16.6 million.

Greece

In Greece, exploration activities focused on the Stratoni corridor. Development of the hanging wall exploration crosscut and drift at Mavres Petres began in July and advanced 105 metres during the quarter. The first hanging wall drill stations are estimated to be completed late in the fourth quarter, with exploration drilling expected to commence thereafter.

Romania

In August, the Company was granted the exploration license for the Bolcana porphyry project in the Certej district. Permitting for fourth quarter drilling is underway. Drilling during the third quarter at the nearby Sacaramb project tested the southerly extensions to historically mined veins in the southern part of the deposit.

Turkey

In Turkey, reconnaissance level exploration continued, focused mainly on tertiary volcanic centers in the western part of the country.

Brazil

In Brazil, Eldorado signed option agreements with Votorantim Metais covering in excess of 3,750 square kilometres of licenses and license applications in Minas Gerais and Pernambuco states. The agreement provides Eldorado the ability to earn up to 70% of any of the licenses on delivery of a bankable feasibility study. Drilling commenced late in the quarter on the licenses at the Vulture showing in Pernambuco state.

China

In China, exploration drilling continued at both the White Mountain and Tanjianshan operations. At White Mountain, underground drilling tested step outs of the North and Far North zones, and surface drill holes targeted potential southwest extensions to the deposit. At Tanjianshan, drilling was conducted at the Xijingou deposit.

Serbia

The Company continued drilling at the KMC skarn project in Serbia. The first hole completed at the Shanac target intersected 298 metres grading 0.78 grams per tonne gold and 0.14 % copper within magnetite-bearing skarn. Drilling will continue through most of the fourth quarter at both the Shanac and Copper Canyon/Gradina zones.

Quarterly Results

Millions (except per share amounts)

	2016	2016	2016	2015	2015	2015	2015	2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	$174.0	$171.5	$164.1	$199.3	$211.5	$214.2	$238.3	$259.0
Profit (loss)(1)	$20.7	($329.9)	($2.5)	($1,238.0)	($96.1)	($198.6)	($8.2)	$13.9
Earnings (loss) per share(1)
- basic	$0.03	($0.46)	($0.00)	($1.73)	($0.13)	($0.28)	($0.01)	$0.02
- diluted	$0.03	($0.46)	($0.00)	($1.73)	($0.13)	($0.28)	($0.01)	$0.02

(1) Attributable to shareholders of the Company

9

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

The second quarter of 2016 was affected by the impairment of the Company’s Chinese assets. Quarterly profit for the fourth and second quarters of 2015 were also affected by impairments of goodwill and property, plant and equipment related to Skouries, Stratoni, Tanjianshan and Certej.

Non-IFRS Measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating costs and total cash costs

The table below reconciles cash operating costs from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs for continuing operations
Millions (except for gold ounces sold and cost per ounce sold)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Production costs (from consolidated income statement)	$50.5	$58.3	$144.6	$192.2
Vila Nova and Stratoni production costs	13.6	5.6	26.5	28.1
Production costs – excluding Vila Nova and Stratoni	$36.9	$52.7	$118.1	$164.1
By-product credits and other adjustments	(1.1)	(1.0)	(2.8)	(2.8)
Total cash cost	$35.8	$51.7	$115.3	$161.3
Royalty expense and production taxes	(1.3)	(1.2)	(3.9)	(4.3)
Cash operating cost	$34.5	$50.5	$111.4	$157.0
Gold ounces sold	73,740	95,913	226,346	289,747
Total cash cost per ounce sold	$486	$539	$509	$557
Cash operating cost per ounce sold	$468	$527	$492	$542

Reconciliation of cash operating costs to production costs including discontinued operations
Millions (except for gold ounces sold and cost per ounce sold)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Production costs – excluding Vila Nova and Stratoni	$36.9	$117.7	$118.1	$352.6
Production costs – discontinued operations (note 5)	35.2	59.5	127.1	160.4
Production costs – including discontinued operations	$72.1	$112.1	$245.3	$324.5
By-product credits and other adjustments	(1.1)	(1.1)	(3.1)	(3.3)
Total cash cost – including discontinued operations	$71.0	$111.0	$242.2	$321.2
Royalty expense and production taxes	(4.8)	(10.4)	(17.8)	(29.1)
Cash operating cost – including discontinued operations	$66.2	$100.6	$224.4	$292.1
Gold ounces sold – including discontinued operations	116,882	182,124	378,439	534,000
Total cash cost per ounce sold – including discontinued operations	$607	$609	$640	$601
Cash operating cost per ounce sold – including discontinued operations	$566	$552	$593	$547

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

All-in sustaining cash costs

All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

Calculation of all-in sustaining cash costs for continuing operations	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost – continuing operations	$35.8	$51.7	$115.3	$161.3
Sustaining capital spending at operating gold mines	12.6	13.5	38.3	31.2
Exploration spending at operating gold mines	0.1	1.4	0.7	1.6
General and administrative expenses	8.7	8.9	30.5	33.9
All-in sustaining cash costs	$57.3	$75.5	$184.8	$228.0
Gold ounces sold – continuing operations	73,740	95,913	226,346	289,747
All-in sustaining cash cost per ounce sold – continuing operations	$777	$787	$816	$787

Calculation of all-in sustaining cash costs including discontinued operations	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost – including discontinued operations	$71.0	$111.0	$242.2	$321.2
Sustaining capital spending at operating gold mines	20.5	26.0	54.0	63.1
Exploration spending at operating gold mines	1.3	2.6	3.9	6.0
General and administrative expenses	11.2	12.6	42.0	47.3
All-in sustaining cash costs – including discontinued operations	$104.0	$152.2	$342.1	$437.6
Gold ounces sold – including discontinued operations	116,882	182,214	378,439	534,000
All-in sustaining cash cost per ounce sold – including discontinued operations	$890	$835	$904	$819

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items.

The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters highlighted.

Reconciliation of adjusted net earnings to consolidated net earnings (loss) Millions (except for weighted average shares and earnings per share)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Net (loss) earnings attributable to shareholders	$20.7	($96.1)	($311.6)	($302.9)
Loss on re-measurement to fair value less costs to sell	4.4	0.0	343.5	0.0
Impairment loss on property, plant and equipment, net of tax	0.0	0.0	0.0	214.1
Write-down of assets net of tax	(0.1)	0.0	0.5	0.0
Loss on disposal of assets	0.2	0.0	0.4	0.0
Losses (gains) on available-for-sale securities	0.0	0.0	4.9	0.0
Impact of change in Greek income tax rate	0.0	63.5	0.0	63.5
Deferred tax recovery from other comprehensive income gain	0.3	0.0	(2.9)	0.0
Transaction costs related to sale of Chinese assets	3.6	0.6	8.0	1.9
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	4.4	20.9	1.8	42.6
Inventory writedown	0.0	0.0	0.0	0.0
Other asset write-downs	0.0	7.1	0.0	13.3
Total adjusted net earnings (loss)	$33.5	($4.0)	$44.6	$32.5
Weighted average shares outstanding	716,587	716,587	716,587	716,585
Adjusted net earnings ($/share)	$0.05	($0.01)	$0.06	$0.05

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues (including by-product revenues) from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial Condition and Liquidity

Operating activities

Operating activities from continuing operations before changes in non-cash working capital generated $40.5 million in cash, compared to $16.2 million in 2015. Net cash used by operating activities of discontinued operations was $19.9 million as compared to net cash provided by operating activities of discontinued operations in 2015 of $30.5 million.

Investing activities

The sale of Jinfeng generated proceeds of $295.9 million, net of taxes and other closing adjustments. The Company invested $85.6 million in capital expenditures in continuing operations this quarter. Mine evaluation and development totalled $62.9 million while sustaining capital spending at our producing mines totalled $12.6 million. A total of $10.0 million in bond interest was also charged to capital projects. The remaining $0.1 million related to fixed assets for our corporate offices. Net cash used by investing activities of discontinued operations was $9.2 million (2015 - $15.2 million) related to sustaining capital expenditures and capitalized evaluation expenditures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Capital resources

(Millions)	At end Q3 2016	YE 2015
Cash, cash equivalents and term deposits(1)	$412.4	$292.6
Working capital	$1,111.7	$335.4
Debt	$601.0	$589.4
(1)	Including cash from discontinued operations.

Management believes that the working capital at September 30, 2016, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2016 and beyond.

Contractual obligations

(Millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	10.0	-	600.0	-	610.0
Capital leases	0.2	0.8	-	-	1.0
Operating leases	5.5	6.8	6.4	5.8	24.5
Purchase obligations	51.7	4.7	-	-	56.4
Totals	67.4	12.3	606.4	5.8	691.9

The above table does not include interest on debt.

As at September 30, 2016, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 8,370 dry metric tonnes of zinc concentrates and 2,790 dry metric tonnes of lead/silver concentrates through the financial year ending December 31, 2016. The 18,000 dry metric tonnes of gold concentrate that remained to be delivered in 2016 have been deferred to 2017, when the new Olympias Concentrator will be operative.

In April 2007, Hellas agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%. For the period September 2016 through December 2016, this amount is equal to $4.18 per ounce. In October 2015 the agreement with Silver Wheaton was amended to provide an increase in the price per ounce of payable silver to be delivered to Hellas based on Hellas achieving certain exploration drilling milestones.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

As at September 30, 2016, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 9,900 dry metric tonnes of gold concentrate through the financial year ending December 31, 2016.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Debt

Significant changes in our debt from that disclosed in our December 31, 2015 annual MD&A and consolidated financial statements are as follows:

Revolving credit facility

In November 2012, the Company entered into a $375.0 million revolving credit facility with a syndicate of banks (“the credit facility”). The credit facility was to mature on November 23, 2016.

In June 2016, the Company amended and restated the existing revolving credit agreement (“the amended and restated credit agreement” or “ARCA”) to $250.0 million with the option to increase by an additional $100.0 million through an accordion feature. The maturity date was also extended to June 13, 2020. The ARCA continues to be secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness exceeding $200.0 million and permitted unsecured indebtedness exceeding $150.0 million. The ARCA also contains restrictions for making distributions in certain circumstances, selling material assets (other than the permitted disposition of the China Business) and conducting business other than that which relates to the mining industry. Significant financial covenants include a maximum Net Debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to Interest of 3:1. The Company is in compliance with these covenants at September 30, 2016.

Loan interest is variable dependent on a Net Leverage ratio pricing grid. The Company’s current net leverage ratio is approximately 1.0:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.25% and undrawn standby fee of 0.60%. Fees of $2.0 million were paid on the amendment dated June 2016. This amount has been deferred as prepayment for liquidity services and will be amortized over the term of the credit facility.

As of September 30, 2016, the Company had $10.0 million drawn against the facility. This amount was repaid on October 6, 2016.

Senior notes

The fair market value of the notes as at September 30, 2016 is $607.9 million.

Entrusted loan

As at September 30, 2016, RMB 697.4 million ($104.5 million) had been drawn under the entrusted loan. The loan has been recorded on a net settlement basis.

Equity

Common shares outstanding - as of September 30, 2016 - as of October 27, 2016	716,587,134 716,587,134
Share purchase options - as of October 27, 2016 (Weighted average exercise price per share: $10.11 Cdn)	30,469,572
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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Other Information

New accounting developments

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2018:

•	IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2015 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact on its consolidated financial statements.

15

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the third quarter of 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Paul Skayman, P. Eng., our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies and the impact of any hedging activities,
•	actual and estimated production and cost of production,
•	discrepancies between actual and estimated mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory, title, permitting and licensing risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

The Company’s operations are subject to a number of risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significantly from our current expectations and result in a material adverse effect on the Company’s operations or profitability. A comprehensive discussion of the Company’s risks and uncertainties is set out in our Annual Information Form dated March 30, 2016. By this reference we hereby incorporate this discussion as a part of this MD&A. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.

16